AB
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09058932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48640

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barriger & Barriger, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

198 Bridgeville Road
(No. and Street)

Monticello (City) NY (State) 12701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Barriger 845-791-6600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STUART G. LANG, CPA, PC
(Name – *if individual, state last, first, middle name*)

2303 Grand Avenue Suite 200A (Address) Baldwin (City) NY (State) 11510 (Zip Code)

SEC Mail
Mail Processing
Section

MAR 02 2009

Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lloyd Barriger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barriger & Barriger, Incorporated, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Helen J Spicka

Notary Public

HELEN J. SPICKA
Notary Public, State of New York
Reg. No. 01SP9126850
Qualified in Sullivan County
Commission Expires Oct. 31, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRIGER & BARRIGER, INCORPORATED

TABLE OF CONTENTS

DECEMBER 31, 2008

Stuart G. Lang, C.P.A., P.C.

Certified Public Accountants

2303 Grand Avenue – Suite 200A, Baldwin, New York 11510
(516) 377-2700 fax (516) 377-2764

Independent Auditor's Report

Board of Directors and Stockholders
Barriger & Barriger, Incorporated
Monticello, New York

We have audited the accompanying statement of financial condition of Barriger & Barriger, Incorporated (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barriger & Barriger, Incorporated at December 31, 2008, and the results of its operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stuart G. Lang, CPA, P.C.

Baldwin, New York
February 25, 2009

BARRIGER & BARRIGER, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	80,548
Receivable from clearing brokers		21,452
Due from clearing broker		30,132
Other assets		1,836
Total Assets	$	133,968

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued expenses and other liabilities	$	8,832
Total liabilities		8,832
Stockholders' Equity		
Common Stock		2,000
Additional Paid in capital		146,908
Accumulated deficit		(23,772)
Total stockholders' equity		125,136
Total libilities and stocklholders' equity	$	133,968

The accompasnying notes are an integral part of the financial statements.

BARRIGER & BARRIGER, INCORPORATED
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUE	
Trading	$ 517,920
Interest and other income	2,373
Total Revenue	520,293
EXPENSES	
Salaries and payroll costs	279,157
Commission and clearing charges	66,458
Communications	19,564
Occupancy	22,036
Operating expenses	188,052
Total expenses	575,267
Net Income	$ (54,974)

The accompasnying notes are an integral part of the financial statements.

BARRIGER & BARRIGER, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance at January 1, 2008	$ -	$ 2,000	$ 146,908	$ 37,302	$ -	$ 186,210
Net income (loss)				(54,974)		(54,974)
Distributions	-	-	-	(6,100)	-	(6,100)
Balance at December 31, 2008	$ -	$ 2,000	$ 146,908	$ (23,772)	$ -	$ 125,136

The accompasnying notes are an integral part of the financial statements.

BARRIGER & BARRIGER, INCORPORATED
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(54,974)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		-
(Increase) decrease in operating assets:		
Receivable from clearing brokers		48,459
Commissions receivable		20,146
Other assets		(72)
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities		4,063
Total adjustments		72,596
Net cash provided by operating activities		17,622
CASH FLOWS FROM INVESTING ACTIVITIES:		
		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend distribution		(6,100)
Net cash used by financing activities		(6,100)
NET DECREASE IN CASH		11,522
CASH AND EQUALENTS, BEGINNING OF YEAR		69,026
CASH AND EQUIVALENTS, END OF YEAR	$	80,548
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$	-
Income taxes paid		100

The accompasnying notes are an integral part of the financial statements.

BARRIGER & BARRIGER, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Barriger & Barriger, Incorporated (the "Company") is primarily engaged in trading on behalf of its clientele. The Company was organized and incorporated under the laws of the State of New York. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2008.

Income Taxes

The Company has elected to be taxed as a "S" Corporation. An "S" Corporation generally pays no income taxes and passes through substantially all taxable events to the shareholders of the Company. The Company is subject to state franchise taxes.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with a clearing broker, First Clearing Corporation (FCC). The Company's clearing and execution agreement provides that the clearing broker's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, the clearing broker's records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing broker's are therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case the clearing broker's may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing broker's are charged back to the Company.

The Company, in conjunction with the clearing broker's, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing broker's establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in Monticello, New York and its customers are primarily located Sullivan County, New York.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. PENSION PLAN

The Company has a defined contribution pension plan which covers substantially all employees. The plan calls for contributions based on a specified percentage of employees salary and annual contributions are at the option of the Company. Contributions to the plan are included in operating expenses and were approximately $3,000 for the year ended December 31, 2008.

3. COMMON AND PERFERRED STOCK

The following is a description of the Company's capital structure:

Common stock, $1 par value, 20,000 shares authorized, 2,000 shares issued and outstanding.

4. COMMITMENTS

The Company leases office space under a non-cancelable lease that expires at the on October 30, 2010, with an option to renew for an additional five years, The lease calls for annual rent of approximately $13,200 plus increases based on specified escalations. Rent expense was approximately $22,000 for the year ended December 31, 2008. Future minimum lease commitments are as follows:

Year ending December 31,

2009	$13,000
2010	11,000

BARRIGER & BARRIGER, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with First Clearing Corporation and promptly transmits all customer funds and securities to First Clearing Corporation. First Clearing Corporation carries all of the accounts of such customers and maintains and preserves such books and records.

5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $125,136, which was $71,955 in excess of its required net capital of $50,000. The Company had a percentage of aggregate indebtedness to net capital of 7% as of December 31, 2008.

BARRIGER & BARRIGER, INCORPORATED SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2008

Net capital		
Total stockholders'equity	$	125,136
Deductions:		
Non-allowable assets:		
Fixed assets		-
Other assets		2,578
Total deductions		2,578
Net capital before haircuts on securities positions		122,558
Haircuts on securities positions		603
Net capital		121,955
Minimum net capital requirement		50,000
Excess net capital	$	71,955
Aggregate Indebedness		
Accrued expenses and other liabilities	$	8,832
	$	8,832
Percentage of aggregate indebtnedd to net capital		0.07

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences with respect to the computation of net capital calculated above and the Company's computation in Part IIA of Form X-17a-5 as of December 31, 2008.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Barriger & Barriger, Incorporated
Syosset, New York

In planning and performing our audit of the financial statements and supplemental schedules of Barriger & Barriger, Incorporated (the "Company"), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is a more than remote likelihood that a misstatement of the entity's financial statements is more than inconsequential will not be prevented or detected by the entity's internal controls.

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in a more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Barriger & Barriger, Incorporated for the year ended December 31, 2008, and this report does not affect our report thereon dated February 25, 2009.

> The size of the business and the resultant limited number of employees imposes a practical limitation on the effectiveness of those internal control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken of proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stuart G Lang, CPA, P.C.

Baldwin, New York
February 25, 2009

BARRIGER & BARRIGER, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2008